Filed by: Airtran Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Midwest Air Group, Inc.
Commission File No.: 005-44827

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 21

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MIDWEST AIR GROUP, INC.

(Name of Subject Company (Issuer))

AIRTRAN HOLDINGS, INC.

GALENA ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

597911 10 6

(CUSIP Number of Class of Securities)

Richard P. Magurno

Senior Vice President, General Counsel and Secretary

AirTran Holdings, Inc. and Galena Acquisition Corp.

9955 AirTran Boulevard

Orlando, Florida 32927

(407) 318-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard E. Turner

M. Timothy Elder

Smith Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street

Atlanta Georgia 30309

(404) 815-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.☐

THIS AMENDMENT NO. 21 AMENDS AND SUPPLEMENTS THE TENDER OFFER STATEMENT SCHEDULE TO (THE “SCHEDULE TO”) FILED ON JANUARY 11, 2007 BY AIRTRAN HOLDINGS, INC., A NEVADA CORPORATION (“AIRTRAN”) AS WELL AS ALL PREVIOUS AMENDMENTS TO THE SCHEDULE TO. THIS SCHEDULE TO RELATES TO THE OFFER (THE “OFFER”) BY AIRTRAN, THROUGH ITS WHOLLY-OWNED SUBSIDIARY, GALENA ACQUISITION CORP. (“GALENA”), TO EXCHANGE EACH ISSUED AND OUTSTANDING SHARE OF COMMON STOCK AND SERIES A JUNIOR PARTICIPATING PREFERRED STOCK AND ASSOCIATED RIGHTS OF MIDWEST AIR GROUP, INC., A WISCONSIN CORPORATION (“MIDWEST”), (COLLECTIVELY THE “RIGHTS AND TOGETHER THE “MIDWEST SHARES”), FOR CONSIDERATION CONSISTING OF A COMBINATION OF CASH AND COMMON STOCK, PAR VALUE $0.001 PER SHARE (“AIRTRAN COMMON STOCK”), OF AIRTRAN HAVING AN AGGREGATE VALUE OF $15.00 PER SHARE, COMPRISED OF $9.00 IN CASH AND 0.5842 OF A SHARE OF AIRTRAN COMMON STOCK ON THE TERMS AND SUBJECT TO THE CONDITIONS DESCRIBED IN THE PROSPECTUS FILED AS EXHIBIT (A)(1) TO THE SCHEDULE TO.

THE OFFER CURRENTLY IS SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME ON MAY 16, 2007, UNLESS EXTENDED. AIRTRAN AND GALENA HAVE EXPRESSLY RESERVED THE RIGHT, IN THEIR SOLE DISCRETION, TO EXTEND THE PERIOD OF TIME DURING WHICH THE OFFER WILL REMAIN OPEN. ANY EXTENSION WILL BE ANNOUNCED NO LATER THAN 9:00 A.M., NEW YORK CITY TIME, ON THE NEXT BUSINESS DAY AFTER THE PREVIOUSLY SCHEDULED EXPIRATION DATE. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL WHICH IS BEING MADE ONLY PURSUANT TO THE OFFER TO EXCHANGE AND RELATED LETTER OF TRANSMITTAL FORMING PART OF THE REGISTRATION STATEMENT REFERRED TO BELOW. THE INFORMATION REQUIRED TO BE DISCLOSED BY EXCHANGE ACT RULE 14D-6(D)(1) IS CONTAINED IN THE PROSPECTUS AND IS INCORPORATED BY REFERENCE. THE OFFER IS NOT BEING MADE TO AND NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF HOLDERS OF SECURITIES OF MIDWEST AIR GROUP, INC. IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT COMPLY WITH THE LAWS OF SUCH JURISDICTION. IN THOSE JURISDICTIONS IN THE UNITED STATES WHERE THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF AIRTRAN AND GALENA BY MORGAN STANLEY & CO. INCORPORATED AND CREDIT SUISSE SECURITIES (USA) LLC, OR BY ONE OR MORE REGISTERED BROKER OR DEALERS UNDER THE LAWS OF SUCH JURISDICTION.

AIRTRAN ALSO HAS FILED A REGISTRATION STATEMENT (NO. 333-139917) WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM S-4 RELATING TO THE AIRTRAN COMMON STOCK TO BE ISSUED TO HOLDERS OF MIDWEST SHARES IN THE OFFER (THE “REGISTRATION STATEMENT”). THE TERMS AND CONDITIONS OF THE OFFER ARE SET FORTH IN THE PROSPECTUS, WHICH IS A PART OF THE REGISTRATION STATEMENT (THE “PROSPECTUS”), AND THE RELATED LETTER OF TRANSMITTAL, WHICH ALSO ARE EXHIBITS (A)(1) AND (A)(2) TO THE SCHEDULE TO.

AIRTRAN HAS ANNOUNCED ITS INTENT TO NOMINATE MESSRS. JOHN ALBERTINE, JEFFREY ERICKSON AND CHARLES KALMBACH FOR ELECTION TO THE BOARD OF DIRECTORS OF MIDWEST. AIRTRAN HAS FILED A PRELIMINARY PROXY STATEMENT WITH RESPECT TO THE PROPOSED TRANSACTION AND/OR NOMINATION OF PERSONS FOR ELECTION TO THE BOARD OF DIRECTORS OF MIDWEST (THE “PROXY STATEMENT”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT, THE SCHEDULE TO AND THE PROXY STATEMENT AND AMENDMENTS AND SUPPLEMENTS TO SUCH RESPECTIVE DOCUMENTS AT WWW.SEC.GOV. THE REGISTRATION STATEMENT, THE SCHEDULE TO AND THE PROXY STATEMENT AND SUCH OTHER DOCUMENTS AND AMENDMENTS AND SUPPLEMENTS TO SUCH RESPECTIVE DOCUMENTS MAY ALSO BE OBTAINED FREE OF CHARGE FROM AIRTRAN BY DIRECTING SUCH REQUEST TO: RICHARD P. MAGURNO, CORPORATE SECRETARY, AIRTRAN HOLDINGS, INC., 9955 AIRTRAN BOULEVARD, ORLANDO, FLORIDA 32827, OR TO THE INFORMATION AGENT FOR THIS OFFERING: INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, NEW YORK, NEW YORK 10022.

AIRTRAN AND ITS WHOLLY OWNED SUBSIDIARIES, GALENA AND AIRTRAN NEW YORK, LLC AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS AND EACH OF MESSRS. JOHN ALBERTINE, JEFFREY ERICKSON AND CHARLES KALMBACH ARE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF MIDWEST.

INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF AIRTRAN AND THEIR OWNERSHIP OF AIRTRAN STOCK IS SET FORTH IN THE PROXY STATEMENT FOR AIRTRAN’S 2006 ANNUAL MEETING OF SHAREHOLDERS. INFORMATION ABOUT THE DIRECTORS AND OFFICERS OF GALENA AND THE THREE NOMINEES IS SET FORTH IN THE PRELIMINARY PROXY STATEMENT AND, IN EACH CASE, WILL BE CONTAINED IN THE PROXY STATEMENT TO BE MAILED TO THE STOCKHOLDERS OF MIDWEST. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH PARTICIPANTS BY READING THE PROXY STATEMENT.

Item 12. Exhibits.

Item 12 is hereby supplemented and amended as follows:

(a)(40) AirTran Holdings, Inc. Press Release dated April 13, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AIRTRAN HOLDINGS INC.
By:	/s/ Richard P. Magurno

Richard P. Magurno
Senior Vice President,
General Counsel and Secretary

Date: April 13, 2007

INDEX TO EXHIBITS

(a)(1)	Prospectus relating to AirTran Class A Common Stock to be issued in the Offer. (1)

(a)(2)	Form of Letter of Transmittal. (1)

(a)(3)	Form of Notice of Guaranteed Delivery.(1)

(a)(4)	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)

(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 11, 2007.(2)

(a)(8)	Press Release announcing AirTran’s intention to commence the Offer issued by AirTran on January 11, 2007. (1)

(a)(9)	Letter dated January 11, 2007 from AirTran to the Board of Directors of Midwest. (1)

(a)(10)	AirTran Press Release dated December 20, 2006 (previously filed on December 21, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).(2)

(a)(11)	AirTran Press Release dated December 19, 2006 (previously filed on December 20, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)

(a)(12)	AirTran Press Release dated December 18, 2006 (previously filed on December 19, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).(2)

(a)(13)	AirTran Press Release dated December 13, 2006 (previously filed on December 14, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)

(a)(14)	AirTran Investor Presentation dated December 13, 2006 (previously filed on December 14, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)

(a)(15)	AirTran letter to Midwest’s Board of Directors dated December 13, 2006. (1)

(a)(16)	AirTran letter to Midwest’s Chief Executive Officer dated November 22, 2006. (1)

(a)(17)	AirTran’s letter to Midwest’s Chief Executive Officer dated October 31, 2006. (1)

(a)(18)	AirTran’s letter to Midwest’s Chief Executive Officer dated October 20, 2006. (1)

(a)(19)	Text of presentation provided to investors during the conference call on January 11, 2007.(3)

(a)(20)	AirTran Press Release dated January 18, 2007. (2)

(a)(21)	Transcript of AirTran conference call of January 11, 2007. (2)

(a)(22)	AirTran Press Release dated January 19, 2007. (2)

(a)(23)	AirTran Press Release dated January 23, 2007. (2)

(a)(24)	AirTran letter to Midwest shareholders dated January 24, 2007. (2)

(a)(25)	AirTran Press Release dated January 24, 2007. (2)

(a)(26)	AirTran Press Release dated January 25, 2007. (2)

(a)(27)	AirTran Press Release dated January 26, 2007. (2)

(a)(28)	AirTran Press Release dated February 1, 2007. (2)

(a)(29)	AirTran Investor Presentation dated February 1, 2007. (2)

(a)(30)	AirTran’s letter to Certain Members of Midwest’s Board of Directors. (2)

(a)(31)	Transcript of AirTran conference call of February 1, 2007. (2)

(a)(32)	AirTran letter to Midwest’s Board of Directors dated February 20, 2007. (2)

(a)(33)	AirTran Press Release dated February 20, 2007. (2)

(a)(34)	AirTran presentation to Milwaukee, Wisconsin community leaders on February 23, 2007. (2)

(a)(35)	AirTran Press Release dated March 7, 2007.

(a)(36)	Preliminary Proxy Materials (4)

(a)(37)	AirTran Press Release dated April 2, 2007 (2)

(a)(38)	AirTran Press Release dated April 4, 2007 (2)

(a)(39)	Letter from AirTran Holdings, Inc. to the Board of Directors of Midwest Air Group, Inc. (2)

(a)(40)	AirTran Holdings, Inc. Press Release dated April 13, 2007

(d)	None.

(g)	None.

(h)	Opinion of Smith, Gambrell & Russell, LLP, as to certain tax matters. (1)

(1)	Incorporated by reference from Amendment No. 1 to AirTran’s Registration Statement on Form S-4 filed on February 2, 2007.
(2)	Previously filed.
(3)	Incorporated by reference from AirTran’s Form 425 filed on January 11, 2007.
(4)	Incorporated by reference from the Company’s preliminary proxy materials with respect to the Midwest Annual Meeting filed with the SEC on March 8, 2007